United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Audit Committee Summarized Annual Report - fiscal year 2020 Contextualization As part of Vale's corporate governance evolution process, alignment with international best practices and compliance with Novo Mercado regulations, on March 11, 2020, the Board of Directors approved the installation of the Audit Committee (COAUD). The coordination model by one independent director and two external members was not provided for in the SEC rules and, so, the company officially consulted the regulatory body of that country, which issued a formal waiver for the adopted structure. Accordingly, Vale's Audit Committee is in compliance with regulatory bodies B3, CVM and SEC. Committee Composition According to its Internal Regulation, the Audit Committee must be comprised of three (03) to five (05) members. Since its creation, the Committee has been coordinated by an independent member of the Board of Directors and composed by two external members, one of whom has acknowledged experience in corporate accounting matters. The selection of external members was conducted by the People and specialized consulting firm. Governance Committee (CPG) with the support of a ¹ Period from March 2020 to December 2020. ² As a result of the Covid-19 pandemic, the ordinary and extraordinary meetings of the Committee from March 2020 were held virtually and, for the same reason, face-to-face visits to the operations were suspended and transformed into virtual presentations or postponed to the post-pandemic period. Report from Administration 1 Name Role Independent Member since Participation¹ Isabella Saboya de Albuquerque Coordinator Yes April 2020 27/28 Luciana Pires Dias External member Yes April 2020 28/28 Sérgio Ricardo Romani External member and specialist in corporate accounting Yes April 2020 28/28

Committee Duties Vale's Audit Committee is a statutory advisory body to the Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of internal and independent auditors. The Committee's functions and responsibilities are performed in compliance with the applicable legal, statutory attributions defined in its Internal Regulations. The Committee's assessments are based on information received from management, independent auditors, internal auditors, those responsible for risk management and internal controls and on their own analyzes resulting from their supervisory and monitoring activities. Transition of attributions Previously, in the absence of an Audit Committee, the Fiscal Council (“Conselho Fiscal”, CF) assumed this responsibility as extra or “boosted” duties. COAUD had routine interactions with the Supervisory Board to assume, in an organized manner, the duties that were the CF's when it acted on the "boosted" Supervisory Board model. COAUD maintains quarterly interactions with the CF in order to update common issues and allow a channel for its communication with the Board of Directors (BoD). In addition, in the second quarter of 2020, COAUD met with the Operational Excellence and Risk Committee (CEOR) to deal with the transition of the work plan and outstanding issues of the former Risk and Compliance Committee (CCR). Main themes of Committee meetings in 2020 COAUD has a Work Plan defined on an annually basis and topics of greater relevance and recurrence occuring at a certain time of the year (such as quarterly financial statements and financial statements for fiscal year) and requests from the Board of Directors. The following chart shows, in percentage terms, the main themes discussed at the 2020 meetings: Risk management 10% 15% Internal controls/SOX certification 10% 7% Restructuring of the Compliance area Supervision of the quality and integrity of financial reports 23% Recommendations of the Independent Special Advisory Committee on Investigation (CIAE-A) Provisions and contingencies related to Brumadinho, Fundação Renova and Samarco 35% Report from Administration 2

Monitoring of CIAE-A recommendations The COAUD was appointed by the Board to monitor the 25 recommendations of the Independent Committee for Extraordinary Assessment (CIAE-A). The Audit Committee, as well as CEOR, followed the evolution of the action plans, which include 106 actions (split from the 25 recommendations) of which: 25 recommendations involving geotechnical risks, emergency plans, improvement of risk methodologies and functional structure of related areas, cultural aspects and governance of inspection and controls, among other topics. 80 governance actions 26 technical actions 55% of the actions audited in 2020 33% will be audited in 2021 12% in planning During the constant meetings promoted by COUAD with the technicians responsible for the proposed actions, with the assistance of the other BoD committees, the status of the actions and their effectiveness in addressing the problems and failures raised by the CIAE-A in its report were questioned. Some actions, by their nature, are of a continuous nature for a longer period, such as those that must comply with recommendation number 16 (“Improvement of cultural aspects”). In general, COAUD concluded that the 106 proposed actions are in line with the 25 recommendations of the CIAE-A, with approximately 90% having already been fully implemented by December 2020. It is worth mentioning that three CIAE-A recommendations were made by COAUD itself, regarding the improvement of the ethics and compliance structure, improving the procedures for handling complaints, increasing the scope of the work and improving the way of communicating the results of the internal audit. These recommendations, taken together, correspond to 7 governance actions, already properly addressed. The Report of Accounts to the Recommendations of the CIAE-A should be released by the company in 1Q21. Report from Administration 3

Restructuring of the Compliance area One of COAUD's main tasks in 2020 was to oversee the creation and implementation of the Compliance Board. After conducting benchmarking with companies with comparable structures and complexities, it is concluded that the model that best met the priority of ensuring independence in the performance of its members is the one with the figure of the Compliance Officer reporting directly to the Board, through the COAUD. With support from the recruiting company and extensive training evaluation, experience and executive intelligence, Mr. Denis Cuenca was selected for the position of Chief Compliance Officer and, from July 2020, he started to supervise the areas of integrity, internal audit and reporting channel. As a first step in this reorganization, the new Board, under the supervision and guidance of the Audit Committee, presented the following initial results in 2020: • Reorganization and implementation of the new functional structure of the subordinate areas, which today has 91 professionals and will be expanded to 116 in 2021; Structuring of Vale's Ethics and Compliance Program, with approval of Vale's new Code of Ethics, connected with Vale's purpose and values, the revision of the Anti-Corruption Policy and the elaboration of the Consequence Policy (in progress); Reorganization of the complaints channel protocols and methodology; Initial reorganization of the dynamics of the Conduct and Integrity Committee; Preparation of a pilot diagnosis of compliance culture using the Hearts and Minds Matrix; Evolution of the alignment of the internal audit with the Risk Matrix - Bwise; Monitoring of the CIAE-A recommendations report through internal audit; Beginning of technical internal audit work, focused on operational security issues • • • • • • • The Committee expresses its satisfaction with the new compliance structure set up during 2020. The first results and effects have been positive in terms of strengthening Vale's compliance effectiveness. Committee’s 2020 work plan In the planning and execution of its work, COAUD proposed to fulfill the most relevant points for the company of the competencies provided for in the internal regulations, divided into 4 macro themes, summarized below: 1) Supervise the quality and integrity of financial reports PricewaterhouseCoopers (“PwC”) is the auditing company responsible for examining the financial statements and issuing an opinion on their preparation in accordance with Report from Administration 4 accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). • Prior review of the quarterly information from June to September 2020, and the financial statements, both with the controllership/financial management as well as with the senior partners of the independent auditors. The Annual Management Report, the Reference Form and the Report on the Brazilian Corporate Governance Code were reviewed by COAUD; Participation in discussions on technical topics with the controllership/financial department, as well as with the independent auditors, to understand the analysis process and the basis for the technical conclusion; Review and update of the annual work plan of the independent auditor reviewed and updated at each meeting and maintained with the independent auditors; Conducting periodic meetings with the controllership/financial management as well as with the independent auditors, to analyze any changes in the critical accounting policies and practices adopted; Meetings with the Legal Department and with the internal and independent auditors to analyze the processes and internal controls related to the preparation of the estimates, accounting reserves and relevant judgments used by Management in the preparation of the financial statements; Analysis of judicial provisions and contingencies and monitoring of the estimation process prepared by Management, for contingencies related to the Samarco accident and the rupture of the Brumadinho dam; Analysis, generally in conjunction with the Finance Committee, of transactions with related parties; Review of the Related Party Transactions Policy due to the end of the Shareholders' Agreement in November 2020; Monitoring, with the controllership/financial management, as well as with the independent auditors, of the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided in the structure of the usual reports of the financial statements, such as asset impairment, contingencies and impacts of the Covid-19 pandemic. • • • • • • • • 2) Ensure adherence to legal, statutory and regulatory standards • Monitoring of all correspondence and interactions of the company with the regulatory agencies of the capital market (SEC and CVM); Monitoring the preparation of the Privacy Policy to comply with the new General Data Protection Law (LGPD), analyzing Vale's mapping and preparation for the implementation and monitoring of the Law's precepts; Review, together with the Compliance Department, of the receipt flow and the complaint investigation protocol, in order to guarantee the independence of the investigation, • • Report from Administration 5 protect whistleblowers and prevent leakage of information; and redefining the granularity and flow of monitoring complaints by governance bodies, according to the theme and criticality; Monitoring of very critical complaints at the time they are made; confirmed complaints classified as critical or very critical, periodically; and, the application of consequences in relation to the irregularities found; Determining the performance of the Chief Compliance Officer together with the People and Governance Committee and setting goals for 2020 and 2021. • • 3) Internal controls and adequacy of risk management processes • • Maintenance of a regular communication channel with independent auditors Conducting periodic meetings with Management (Internal Controls and Risks) and with internal and independent auditors to supervise the audit processes related to the examination of internal controls; Follow-up with external auditors (PwC) and with the internal management team of internal controls and risks, the evolution of deficiencies, as well as their remedies. Evaluation of the revision of Vale's Risk Management Policy; Meetings with the Internal Controls and Risk team to monitor the evolution of tests and controls for SOx certification, the evolution of the Integrated Risk Map as well as the implementation of Vale's new Risk Management System: the Bwise; Discussion of the company's critical and very critical risks, as well as the controls necessary to mitigate them. • • • • 4) Supervise the activities of internal and independent auditors • Monitoring of the activities carried out by the Independent auditors, either by holding periodic meetings or by reviewing the reports issued; Discussion and monitoring of the 2020 and 2021 Internal Audit Work Plan; Evaluation and discussion of the Internal Audit reports on a quarterly basis; Prior approval of hiring additional services to be provided by the current independent auditor, or service proposals submitted by independent audit companies regulated by the CVM; Discussion and approval of the Internal Audit Policy (Charter). • • • • Report from Administration 6

Main conclusions and recommendations of the Audit Committee (i) ✓ Evaluation of Vale's reports and financial statements The volume and quality of the information provided about the adequacy and integrity of the internal control systems, responsible for generating the information in the financial statements, were considered satisfactory; There were no reported or identified cases of conflicts related to the financial statements or the application of generally accepted accounting principles; Suggestions for technical improvements, notably in the clarity, objectivity and level of transparency of the information in Vale's reports; Greater detail in the explanatory notes regarding contingencies, provisions, litigation and the management of financial and capital risks. ✓ ✓ ✓ (ii) ✓ Analysis of the work of independent auditors There were no obstacles to the information or any other difficulties in the work of the independent auditor; The Committee did not identify any event or situation that could affect the independence or objectivity of the independent auditors; The Committee considers that information provided by PwC was satisfactory and sufficient; Suggestions for further details in the independent auditor's recommendation letter. ✓ ✓ ✓ (iii) ✓ Evaluation of standards and policies Reasonable steps were taken to adhere to the LGPD (General Law for Data Protection), but essential items such as the hiring of the Data Protection Officer remain in arrears; The Committee considers that Vale still does not have a clear and uniform consequence management policy and has been discussing the policy scope to be taken to the Board of Directors’ approval still in the first quarter of 2021. ✓ (iv) ✓ Supervision of risk management and internal controls Compliance with the methodology adopted for the analysis of internal controls, which is in line with the structure of the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), and with the Sarbanes-Oxley Law – SOx; Vale's internal control environment proved to be robust, with a low number of deficiencies, none of which were material and/or had an impact on SOx certification; The Committee hired a specialized consulting firm to assess the several aspects of the company’s derivative management. The conclusion is that the Treasury's environment of internal control is robust and seven recommendations were issued for minor improvements, with no potential to become a relevant deficiency of controls for SOx certification in the future; ✓ ✓ Report from Administration 7

✓ The Committee requested the alignment between the risk ratings of the Risk Map and of the Internal Audit point matrix; The Committee recommends moving forward faster in preparing an executive matrix that prioritizes Vale's main risks, assessed from its impacts and vulnerabilities, enabling a more focused discussion in the Committees and Boards, without prejudice to the granular discussions that occur in the different levels of administration; Request for assessment of the weaknesses of corporate systems for the area of information security, in view of the frequent cyber-attacks on private companies. Recommendation for automation of controls related to SOx certification, given a high degree of manual activities. ✓ ✓ ✓ Main Activities of the Committee for 2021 Report from Administration 8 ItemApproach for 2021 Supervise the quality and integrity of financial reports • Intensify improvement of the clarity and objectivity of the information provided in the explanatory notes; • Although there are common criteria and procedures for determining the prognosis of the company's legal contingencies and no material flaws have been identified in relation to SOx certification, these criteria are not well formalized and there are no tests to measure the quality of the process. Although no material flaws have been identified in relation to SOx certification, the Committee will work jointly with the Legal and Controlling Department to ensure the testing and formalization criteria to provide greater robustness to these controls. Analysis of the work of independent auditors • Monitor and assess the work of the independent auditor in relation to critical accounting practices and estimates and the Company's key internal controls. Evaluation of standards and policies • Improve the monitoring structure for the management of Vale's holdings, ensuring Vale standards in the areas of integrity, control and inspection (compliance) in the participated companies. • Promote a broad discussion on governance in the management of these holdings in order to develop a robust policy that mitigates Vale's operational and reputational risks in engaging with this holdings diversity; • Supervise the implementation of the Consequence Management Policy and reformulation of the Conduct and Integrity Committee; • Monitor the implementation of Vale's Ethics and Compliance Program; • Monitor the consolidation of the new Reporting Channel model, increasing the safety and confidentiality of the channel and their respective findings Supervision of risk management and internal controls • Evolve in the Risk Matrix, prioritizing the monitoring and mitigation of critical and very critical risks, defining the company's risk appetite and finalizing the severity table; • Encourage and supervise the hiring of a consultancy to review the design of controls related to SOx certification and implement their automation. • Monitor and evaluate the internal audit work focused on the management of third parties aiming to map points of improvement regarding the desired behavior of

Recommendation on the 2020 financial statements The members of the Audit Committee of Vale S.A., in the exercise of their duties and responsibilities, as provided for in the Internal Regulations of the committee itself, proceeded to the analysis of the financial statements, accompanied by the report of the independent auditors and the annual management report for the fiscal year ended on December 31, 2020 (“2020 Annual Financial Statements”). Taking into account the information provided by the Company's management and PwC, COAUD unanimously recommends a favorable opinion by the Company's Board of Directors regarding these documents. Rio de Janeiro, February 24th, 2021. Isabella Saboya de Albuquerque Luciana Pires Dias Sérgio Ricardo Romani Report from Administration 9 ItemApproach for 2021 obsession with safety and Vale's ambition to be the safest mining company in the world; • Monitor compliance with the internal audit work plan 2021 and the technological evolution of the audit work. • Focus on mapping and mitigating cyber threats, mainly on potential hijacking systems

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: February 25, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations